SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )

National Holdings Corporation

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

636375206

(CUSIP Number)

Mark D. Klein

590 Madison Avenue, 29th Floor
New York, NY 10022

(212) 409-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 636375206	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark D. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,041,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 636375206	13D	Page 3 of 4 Pages

The following constitutes the Schedule 13D filed by Mark D. Klein (the “Schedule 13D”). This Schedule 13D (including all amendments hereto) is intended to satisfy Mr. Klein’s continued reporting obligations since the filing by B. Riley Financial, Inc. of Amendment No. 2 to the Schedule 13D, dated May 3, 2016 (the “BRF Schedule 13D”), which included Mr. Klein as a Reporting Person.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.02 per share (the “Shares”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 410 Park Avenue, 14th Floor, New York, NY 10022.

Item 2. Identity and Background.

(a) This statement is filed by Mark D. Klein.

(b) The address of the principal office of Mr. Klein is 590 Madison Avenue, 29th Floor, New York, NY 10022.

(c) The principal occupation of Mr. Klein is serving as an employee of B. Riley Capital Management, LLC, a registered investment advisor, with a principal business address of 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025.

(d) Mr. Klein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Klein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Klein is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of 471,574 Shares owned by Mr. Klein is approximately $1,414,722, excluding brokerage commissions. Such Shares were acquired with the personal funds of Mr. Klein. The remaining 570,000 Shares beneficially owned by Mr. Klein are issuable upon the exercise of stock options owned directly by Mr. Klein.

Item 4. Purpose of Transaction.

Mr. Klein purchased the Shares based on his belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending on various factors including, without limitation, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, Mr. Klein may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of his securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing his intention with respect to any and all matters referred to in this Item 4. Mr. Klein does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP No. 636375206	13D	Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by Mr. Klein is based upon 12,446,365 Shares outstanding as of April 26, 2016, which is the total number of Shares outstanding as reported in Exhibit No. 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 28, 2016.

As of the close of business on May 4, 2016, Mr. Klein beneficially owned 1,041,574 Shares (consisting of (i) 570,000 Shares issuable upon exercise of vested options held directly by him, and (ii) 471,574 Shares held by a company controlled by him), constituting approximately 8.0% of the Shares outstanding.

(b) Mr. Klein has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by him.

(c) As of the close of business on May 4, 2016, there have been no transactions in the Shares by Mr. Klein since the filing of the BRF Schedule 13D.

(d) No person other than Mr. Klein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Mr. Klein and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2016

By:	/s/ Mark D. Klein
Name:	Mark D. Klein